Prospectus Supplement No. 3 (to Prospectus dated November 10, 2022)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-258993

201,218,630 Shares of Class A Common Stock

Up to 284,070,555 Shares of Class A Common Stock

Issuable Upon Exercise of the Warrants and Conversion of the SPA Notes

Up to 276,131 Private Warrants

This prospectus supplement updates and supplements the prospectus dated November 10, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-258993). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 28, 2022 (the “Current Report”), other than the information included in Item 7.01 and Exhibit 99.1, which was furnished and not filed. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 24,353,356 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) 27,733,421 shares of the Class A common stock, par value $0.0001 per share, of Faraday Future Intelligent Electric Inc. (“FFIE” and such Class A common stock, the “Class A Common Stock”) originally purchased in the PIPE Financing (as defined in the Prospectus) by certain of the selling securityholders named in the Prospectus (the “Selling Securityholders”) at a purchase price of $10.00 per share, (ii) 213,366 Founder Shares (as defined in the Prospectus) by certain of the Selling Securityholders previously acquired by our predecessor’s sponsor at an effective purchase price of $0.0043 per share, (iii) 170,131 shares of Class A Common Stock issued to designees of EarlyBirdCapital, Inc. as underwriters’ compensation in connection with the initial public offering of Property Solutions Acquisition Corp. (“PSAC”) at an effective purchase price of $0.0041 per share, (iv) 586,000 shares of Class A Common Stock issued on July 22, 2022 as consideration for consulting and advisory services pursuant to an omnibus transaction services fee agreement and acknowledgement, as amended, with Riverside Management Group in connection with the Business Combination (as defined in the Prospectus), (v) 86,395,848 shares of Class A Common Stock originally issued to Season Smart Limited (“Season Smart”) and Founding Future Creditors Trust as consideration in connection with the Business Combination at a per share value of $10.00 per share, (vi) 64,000,588 shares of Class A Common Stock underlying the shares of FFIE’s Class B common stock, par value $0.0001 per share originally issued to FF Top Holding LLC (“FF Top”) as consideration in connection with the Business Combination at a per share value of $10.00 per share, (vii) 21,263,758 Earnout Shares not currently beneficially owned that Season Smart, FF Top and certain FF executives have the contingent right to receive pursuant to the Merger Agreement, (viii) 150,322 shares of Class A Common Stock issued to certain FF executives in satisfaction of deferred compensation owed by FF to such FF executives prior to the closing of the Business Combination, (ix) 484,856 shares of Class A Common Stock issued to certain FF executives upon such FF executives’ exercise of options, and (x) the resale of 54,252 shares of Class A Common Stock issued to Chui Tin Mok upon closing of the Business Combination in satisfaction of his related party note payable. This prospectus also relates to the offer and sale from time to time by the Selling Securityholders of up to 276,131 warrants (the “Private Warrants”), all of which were included in the private units purchased by our predecessor’s sponsor and EarlyBirdCapital, Inc. in connection with the initial public offering of PSAC at a price of $10.00 per unit.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the Selling Securityholders of (i) up to an aggregate of 284,070,555 shares of Class A Common Stock which consists of (i) 276,131 shares of Class A Common Stock that are issuable upon the exercise of the Private Warrants, (ii) 23,375,988 shares of Class A Common Stock that are issuable upon the exercise of the 23,375,988 warrants (the “Public Warrants”) originally issued in the initial public offering of PSAC, (iii) 28,431,635 shares of Class A Common Stock issuable upon exercise of certain warrants issued in a private placement to certain institutional investors pursuant to a Second Amended and Restated Note Purchase Agreement, dated as of October 9, 2020 (as amended from time to time, the “NPA,” and such warrants, the “ATW NPA Warrants”), and (iv) 168,429,666 shares of Class A Common Stock issuable upon conversion of certain convertible notes and 63,557,135 shares of Class A Common Stock issuable upon exercise of certain warrants, in each case issued in a private placement to certain institutional investors pursuant to Securities Purchase Agreement, dated as of August 14, 2022, as amended on September 23, 2022 (the “SPA”), pursuant to the Joinder and Amendment Agreement to the SPA (the “Joinder”), dated as of September 25, 2022, pursuant to the Limited Consent and Third Amendment to the SPA (the “Third Amendment”), dated as of October 24, 2022, and pursuant to the Limited Consent and Amendment to the SPA (the “Fourth Amendment”), dated as of November 8, 2022 (such notes under the SPA and Joinder, the “SPA Notes”).

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our shares of Class A Common Stock and our Public Warrants are listed on The Nasdaq Stock Market (“Nasdaq”), under the symbols “FFIE” and “FFIEW.” On November 25, 2022, the closing price of our Class A Common Stock was $0.3212 per share and the closing price of our Public Warrants was $0.07 per Public Warrant.

See the section entitled “Risk Factors” beginning on page 13 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 28, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 26, 2022

Faraday Future Intelligent Electric Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39395	84-4720320
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

18455 S. Figueroa Street Gardena, CA	90248
(Address of principal executive offices)	(Zip Code)

(424) 276-7616

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	FFIE	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for shares of Class A common stock at an exercise price of $11.50 per share	FFIEW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of Global Chief Executive Officer

On November 26, 2022, the Board of Directors (the “Board”) of Faraday Future Intelligent Electric Inc. (the “Company”) appointed Xuefeng (“XF”) Chen as Global Chief Executive Officer of the Company (“Global CEO”), effective as of November 27, 2022 (the “Effective Date”).

Mr. Chen, 46, was most recently the Company’s CEO-China and previously joined the Company from Chery Jaguar Land Rover Automobile Co., Ltd. (“Chery Jaguar Land Rover”), a joint venture between the British carmaker Jaguar Land Rover and Chinese auto manufacturer Chery Automobile, where he served as China CEO, Executive Vice President and Executive Vice President of the Joint Sales organization and Assistant to Chery Group President from 2018 to February 2021. Prior to that, he served in various positions at Chery Jaguar Land Rover, including as quality leader from 2013 to 2014, as Chief Financial Officer (2015), and as Vice President (CTO) of Research and Development (2017). As executive vice president of manufacturing from 2013 to November 2015, Mr. Chen led and set up a manufacturing team, a logistics supply chain team, and a quality system team and built the world-class production base of Chery Jaguar Land Rover in China within 18 months, and delivered the first Land Rover model manufactured in China three months ahead of schedule. Within three years after Chery Jaguar Land Rover’s initial launch in March 2015, Mr. Chen led the launch of five new Land Rover and Jaguar models in China, setting the luxury car benchmark in the industry. Mr. Chen also presided over the planning and implementation of Chery Jaguar Land Rover’s new energy strategy and the planning the battery sub-assembly plant and assembly plant. During Mr. Chen’s tenure, he presided over the planning and construction of Cherry Jaguar Land Rover’s engine plant, and Chery Jaguar Land Rover’s vehicle production capacity expanded from 130,000 to 200,000 units, paving the way for Chery Jaguar Land Rover’s hybrid and electric vehicle strategy.

Mr. Chen also served as Project Director/Department Director of Project Management of Changan Ford Mazda Company from October 2009 to January 2013 and as Senior Manager of the B2e Platform Project (Ford Mazda’s economic car platform) from April 2005 to October 2009. He worked as an electrical design engineer at Ford Motor Company, Ford Australia from January 2004 to April 2005, and as electrical product development engineer at Chongqing Changan Ford Mazda Automobile Company from 2002 to December 2003.

Mr. Chen graduated from Wuhan University of Technology in 1999 with a bachelor’s degree in automotive design and manufacturing and in 2016 with a master’s degree in automotive engineering. Mr. Chen is currently pursuing a master’s degree in business administration in Yangtze River Business School.

In connection with his appointment as Global CEO, the Company and its subsidiary, Faraday&Future Inc., entered into an employment agreement with Mr. Chen, dated as of November 27, 2022 (the “Employment Agreement”), setting forth the terms of his employment and compensation. Pursuant to the Employment Agreement, Mr. Chen’s appointment as Global CEO will be for a term ending on November 26, 2025, unless otherwise terminated or renewed in writing pursuant to the Employment Agreement. He will be entitled to a base salary of $900,000 and eligible for an annual performance-based bonus of up to $600,000 under the Company’s bonus plan. Mr. Chen will also receive a cash signing and retention bonus of $500,000 payable within 30 days following the Effective Date, subject to repayment (i) in full within 15 business days of termination of Mr. Chen by the Company for “Cause” (as defined in the Employment Agreement), or (ii) on a pro-rated basis, within 15 days, if Mr. Chen either resigns or is terminated without Cause within 36 months of the Effective Date.

The Employment Agreement also provides that Mr. Chen will be eligible to participate in the Company’s 2021 Stock Incentive Plan (the “2021 Plan”). Subject to approval by the Board and the terms of the 2021 Plan, Mr. Chen will receive (i) as of the Effective Date, $250,000 in grant date fair value of restricted stock units (“RSUs”), (ii) as of the first anniversary of the Effective Date, $300,000 in grant date fair value of RSUs, (iii) as of the second anniversary of the Effective Date, $400,000 in grant date fair value of RSUs, (iv) as of the third anniversary of the Effective Date, $450,000 in grant date fair value of RSUs, and (v) as of the fourth anniversary of the Effective Date, $600,000 in grant date fair value of RSUs. Each RSU grant will vest in equal 25% increments on each of the first four anniversaries of the applicable grant date, provided Mr. Chen remains employed with the Company on each such vesting date.

Subject to approval by the Board and the terms of the Company’s 2021 Plan, Mr. Chen will be eligible to receive an additional number of performance-based restricted stock units (“PSUs”) having a target grant date fair value equal to $2,000,000 if the Company reaches certain milestones and/or performance goals on certain dates, as specified by the Board (each a “Milestone”), and will be granted as follows: (i) $250,000 in value after the Company achieves the first Milestone; (ii) $300,000 in value after the Company achieves the second Milestone; (iii) $400,000 in value after the Company achieves the third Milestone; (iv) $450,000 in value after the Company achieves the fourth Milestone; and (v) $600,000 in value after the Company achieves the fifth Milestone. Should the Company reach any such Milestone, the PSUs associated with such Milestone will be issued on the date(s) such Milestone is reached and shall vest in equal one-third increments on each of the first three annual Milestone anniversary dates following the applicable grant date, provided Mr. Chen remains employed with the Company on each such vesting date.

Pursuant to the Employment Agreement, Mr. Chen will receive an option to purchase 2,000,000 shares of the Company’s class A common stock, par value $0.0001 per share (the “Class A Common Stock”) on or following the Effective Date, of which 50% will vest in equal 25% increments on each of the first four anniversaries of the Effective Date, and the other 50% shall commence vesting on the fourth anniversary of the Effective Date and shall vest in equal 25% increments on each of the next four anniversaries of the Effective Date following such date, in each case, subject to Mr. Chen’s continued employment on each such vesting date. Mr. Chen will also receive a performance-based option to purchase 2,000,000 shares of Class A Common Stock, which will not start to vest until the Company reaches certain milestones on certain dates, as specified by the Board (each, an “Option Milestone,” and such grant, the “Milestone-Based Grant”). The portion of the Milestone-Based Grant subject to each Option Milestone shall commence vesting on the date such Option Milestone is achieved and shall vest in equal 25% increments on each of the subsequent four anniversaries of such date.

In the event that Mr. Chen’s employment is terminated without Cause or due to his death or disability, then, subject to his execution and non-revocation of a standard release of claims in favor of the Company and its affiliates, Mr. Chen or his immediate family members (as applicable) will be entitled to a lump sum payment equal to the amount of his then current base salary that would have been paid over the next three months, in the case of a termination due to death or disability, or the remainder of the employment term, in the case of a termination without Cause.

The foregoing description of the Employment Agreement is a summary and is qualified in its entirety by reference to the full text of the Employment Agreement, which is attached as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

There are no arrangements or understandings between Mr. Chen and any other persons, pursuant to which he was appointed as Global CEO, no family relationships among any of the Company’s directors or executive officers and Mr. Chen, and he has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Departure of Dr. Carsten Breitfeld

On November 26, 2022, the Board voted to remove Dr. Carsten Breitfeld as Global CEO. As of the Effective Date, Dr. Carsten Breitfeld has been provided written notice of the Board’s decision. Pursuant to the Company’s Corporate Governance Guidelines, management directors are required to tender their resignation from the Board upon their removal as an officer of the Company. Accordingly, the Board has requested and Dr. Breitfeld is expected to tender his resignation from the Board in accordance with such Corporate Governance Guidelines, which the Board expects to accept immediately.

In connection with Dr. Breitfeld’s departure, it is expected that the Company and Dr. Breitfeld will enter into a separation agreement, the material terms of which have not been finalized as of the date of this Current Report on Form 8-K.

2

Item 7.01. Regulation FD Disclosure

A copy of the Company’s press release announcing the Global CEO transition described in Item 5.02 is being furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1 hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Current Report on Form 8-K:

No.	Description of Exhibits
10.1	Employment Agreement, dated as of November 27, 2022, by and among the Faraday Future Intelligent Electric Inc., Faraday&Future Inc. and Xuefeng Chen
99.1	Press Release dated November 28, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Faraday Future Intelligent Electric Inc.

Date: November 28, 2022	By:	/s/ Yun Han
	Name:	Yun Han
	Title:	Interim Chief Financial Officer

4

Exhibit 10.1

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”), dated as of November 28, 2022, is by and among the Faraday Future Intelligent Electric Inc. (the “Company”), Faraday&Future Inc. (“Faraday Future”), and Xuefeng Chen (the “Executive”).

WHEREAS, the Company, through its subsidiary Faraday Future, wishes to employ the Executive, and the Executive wishes to be employed with the Company, upon the terms and conditions hereinafter set forth.

WHEREAS, unless context indicates otherwise, all references in this Agreement to the Company shall mean the Company, Faraday Future, and any other subsidiary or affiliate of the Company that may employ the Executive from time to time.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. Employment. Effective as of November 28, 2022 (the “Effective Date”), Faraday Future will employ the Executive and the Executive accepts such agreement, upon the terms and conditions hereinafter set forth.

2. Term. The term of employment hereunder commenced on the Effective Date and will end on November 26, 2025, unless otherwise terminated under this Agreement. The Agreement will not automatically renew unless extended in writing by the Company, Faraday Future and the Executive.

3. Duties and Responsibilities.

(a) Title. The Executive will have the office and title of Chief Executive Officer (“CEO”) of the Company. The Executive’s position with the Company is a full-time position. The Executive will report to the Board of Directors of the Company (the “Board”).

(b) Duties.

(i) The Executive will serve the Company faithfully and to the best of his ability and will devote his full business and professional time, energy, and diligence to the performance of the duties of such office. The Executive will perform such service and duties in connection with the business and affairs of the Company (1) as are customarily incident to such office, (2) as are necessitated by the needs of the Company and its subsidiaries, or (3) as may reasonably be assigned or delegated to him by the Board. The Executive' s specific job responsibilities will be as defined by the Board consistent with his office. Notwithstanding the foregoing, and except as specifically provided below and subject to approval of the stockholders of the Company, the Executive may serve as an unpaid member of the Board.

(ii) The Executive shall perform his duties and responsibilities as CEO within the framework of the vision, mission, and core values of the Company, and will be subject to the Company's rules, regulations, policies and programs except as provided in this Agreement.

(iii) In such capacity, the Executive shall exercise general supervisory responsibility and management authority over the Company and shall perform such other duties commensurate with his position as may reasonably be assigned to him from time to time by the Board.

(c) Goals. The Executive will dedicate his efforts to assist the Company in reaching its stated business targets and goals, including the strategic objectives established by the Board. The Board will review the Executive’s performance every six months as part of the Company’s regular performance review cycle.

(d) Outside Service. During the term of employment hereunder, Executive shall devote his best efforts to the business and affairs of the Company and its subsidiaries and shall not engage in any business activity that presents a conflict of interest with the business of the Company or otherwise interferes with his performance of his job duties, provided that the Executive shall be entitled to serve on civic, charitable, educational, religious, public interest or public service boards, and to manage the Executive’s personal and family investments, in each case, to the extent such activities do not materially interfere with the performance of the Executive’s duties and responsibilities hereunder.  Executive shall not become a director of any for-profit entity without first receiving the prior written approval of the Board.

4. Compensation.

(a) Base Salary. The Company will pay the Executive a base salary of nine hundred thousand dollars ($900,000) gross per annum (the “Base Salary”), subject to any potential annual increase as determined by the Board (or a committee thereof) in its sole discretion based on the Executive’s performance.

(b) Signing and Retention Bonus. The Company will provide the Executive a Signing and Retention Bonus in the gross amount of five hundred thousand dollars ($500,000) (the “Signing and Retention Bonus”), which will be paid by the Company no later than thirty (30) days following the Effective Date. The Signing and Retention Bonus is taxable, and all regular payroll taxes will be withheld. The Signing and Retention Bonus shall not be fully earned until the Executive remains employed with the Company for a period of thirty-six (36) months from the Effective Date.

(c) Repayment of the Signing and Retention Bonus.

(i) The Executive agrees that if he is terminated by the Company for Cause (as Cause is defined below in paragraph 6(a)), the Executive shall repay the full Signing and Retention Bonus paid to the Executive by the Company within fifteen (15) business days of the Executive’s termination from the Company.

(ii) The Executive further agrees that if he resigns for any reason before the completion of thirty-six (36) months of employment from the Effective Date, the Executive shall repay a pro-rata portion of the total Signing and Retention Bonus paid to the Executive by the Company. Any such calculation shall be based on the total number of whole calendar months remaining between the Executive's termination date and date that is thirty-six (36) months from the Effective Date. Payment shall be made within fifteen (15) business days after the Executive’s termination.

(iii) The Executive agrees that if he is terminated without Cause before the completion of thirty-six (36) months of employment from the Effective Date, the Executive shall repay a pro-rata portion of the total Signing and Retention Bonus paid to the Executive by the Company. Any such calculation shall be based on the total number of whole calendar months remaining between the Executive's termination date and date that is thirty-six (36) months from the Effective Date. Payment shall be made within fifteen (15) business days after the Executive’s termination.

(d) Performance Bonus. The Executive may be eligible to earn an annual bonus of up to six hundred thousand dollars ($600,000) for performance for the relevant year (the “Performance Bonus”), with the actual annual bonus for any year being determined according to the terms of the Company’s bonus plan in effect for the applicable year. Bonuses are discretionary and are based on the actual performance of the Executive and the Company compared to the performance goals established by the Board. Performance Bonuses are not earned until they are approved in writing by the Company and paid to senior executives of the Company. Any Performance Bonuses earned shall be paid subject to applicable employment taxes, withholding and deductions and applicable laws. The Executive must remain continuously employed with Company in good standing through the date that Performance Bonuses are paid to senior executive officers of Company in order to be eligible to earn and be paid such Performance Bonus.

(e) 2021 Stock Incentive Plan.

(i)The Executive will be eligible to participate in the Company’s 2021 Stock Incentive Plan (the “2011 Plan”). All employee equity awards under the 2021 Plan will be subject to approval by the Board (or a committee thereof) and the terms of the 2021 Plan and the form of equity award agreement approved by the Board (or a committee thereof).

(ii)The Executive will receive a number of restricted stock units (“RSUs”), with each unit representing the right to receive one share of the Company’s Class A Common Stock, having a total grant date fair value equal to $2,000,000. The RSUs shall be granted as follows:

1.	$250,000 in value shall be granted as soon as practicable following the Effective Date.

2.	$300,000 in value shall be granted on the first anniversary of the Effective Date.

3.	$400,000 in value shall be granted on the second anniversary of the Effective Date.

4.	$450,000 in value shall be granted on the third anniversary of the Effective Date; and

5.	$600,000 in value shall be granted on the fourth anniversary of the Effective Date.

Each RSUs grant shall vest in equal twenty-five percent (25%) increments on each of the first four (4) anniversaries of the Effective Date following the applicable grant date, provided the Executive remain employed with the Company on each such vesting date. The RSUs shall also be subject to the 2021 Plan and the form of equity award agreement approved by the Board (or a committee thereof).

(iii).The Executive also will be eligible to receive an additional number of performance-based restricted stock units (“PSUs”) having a total target grant date fair value equal to $2,000,000 if the Company reaches certain milestones on certain dates as specified by the Board (each, a “Milestone”). Such Milestones could include but not be limited to the start of production of the Company’s flagship vehicle – the FF91. The PSUs shall be granted as follows:

1.	$250,000 in value shall be granted after the Company achieves the first Milestone;

2.	$300,000 in value shall be granted after the Company achieves the second Milestone;

3.	$400,000 in value shall be granted after the Company achieves the third Milestone;

4.	$450,000 in value shall be granted after the Company achieves the fourth Milestone; and

5.	$600,000 in value shall be granted after the Company achieves the fifth Milestone.

Should the Company reach any such Milestone, the PSUs associated with such Milestone will be issued on the date(s) such Milestone is reached and shall vest in equal one-third increments on each of the first three (3) annual Milestone anniversary dates following the applicable grant date, provided the Executive remains employed with the Company on each such vesting date. The PSUs shall also be subject to the 2021 Plan and the form of equity award agreement approved by the Board (or a committee thereof).

(iv) The Executive will also receive an option to purchase 2,000,000 shares of the Company’s Class A Common Stock (the “Standard Grant”). The Standard Grant shall be granted to executive as soon as practicable on or following the Effective Date. Fifty percent (50%) of the Standard Grant options shall vest in equal twenty-five percent (25%) increments on each of the first four (4) annual anniversaries of the Effective Date, provided the Executive remains employed with the Company on each such vesting date. The remaining fifty percent (50%) of the Standard Grant options shall commence vesting on the fourth annual anniversary of the Effective Date and shall vest in equal twenty-five percent (25%) increments on each of the next four (4) annual anniversaries of the Effective Date following such date, provided the Executive remains employed with the Company on each such vesting date. The Standard Grant shall also be subject to the 2021 Plan and the form of equity award agreement approved by the Board (or a committee thereof).

(v) The Executive will also receive a performance-based option to purchase 2,000,000 shares of the Company’s Class A Common Stock , which will not start to vest until the Company reaches certain milestones on certain dates as specified by the Board (each, an “Option Milestone,” and such grant, the “Milestone-Based Grant”). The portion of the Milestone-Based Grant subject to each Option Milestone shall commence vesting on the date such Option Milestone is achieved and shall vest in equal twenty-five percent (25%) increments on each of the subsequent four (4) annual anniversaries of such date. The Milestone-Based Grant shall also be subject to the 2021 Plan and the form of equity award agreement approved by the Board (or a committee thereof).

5. Expenses; Benefits.

(a) Expenses. The Company will pay or reimburse the Executive for reasonable, necessary, and documented business or entertainment expenses incurred during his employment in the performance of his services in accordance with the policies of the Company as from time to time in effect. The Executive, as a condition precedent to obtaining payment or reimbursement, must provide all statements, bills or receipts evidencing the expenses, plus any other information or materials that the Company may require in accordance with the policies of the Company as from time to time in effect.

(b) General Benefits. The Executive and, to the extent eligible, his dependents, will be eligible to participate in and receive benefits under benefit plans provided by the Company to its employees generally, subject, however, to the applicable eligibility and other provisions of the plans and programs in effect from time to time.

(c) Paid Time Off. In addition to any Company holidays, the Executive will be eligible for paid time off (“PTO”) for vacation or illness or for other reasons as required by law (subject to the Executive’s continuing employment obligations and business needs), subject to the terms and conditions of the Company’s PTO policies in effect from time to time.

(d) Car Allowance. During the term of employment hereunder, the Company will provide a car for the executive to use, with such car allowance to be approved by the Board (or a committee thereof).

(e) Housing Allowance. During the term of employment hereunder, the Company will pay the Executive a monthly housing allowance, not to exceed eight thousand dollars ($8,000) per month.

(f) Travel Policies and Allowance. The Executive agrees to comply with the Company’s guidelines for reasonable business expenses, including but not limited to expenditures for airfare, hotels, rental cars and meals on business trips. The Company agrees that when traveling for business purposes, the Executive may travel in business class on flights of a minimum of 6 hours flying time to the destination. The Company also will reimburse the Executive for the cost of roundtrip business airfare for up to four personal trips per year to China.

(g) Visa Application and Processing. The Executive shall be required to obtain a visa to work in the United States and the Company agrees to pay the visa application costs and legal fees incurred for the Executive to apply for a U.S. O-1 visa. If the Executive is unable to obtain U.S. O-1 visa or other visa that, in the Company’s sole discretion, is sufficient to allow the Executive to serve as Chief Executive Officer of the Company, the Company may terminate the employment agreement by giving thirty (30) days’ advance written notice and the Company shall pay the Executive the Accrued Obligations (as defined in Section 6(a)).

6. Termination. The Company may immediately terminate the employment relationship by giving a written notice of termination to the Executive with the date of notice being the Date of Termination. The Executive may terminate the employment relationship by giving thirty (30) days’ advance written notice of resignation to the Company with the 30th day being the Date of Termination. The Executive’s employment may be terminated during the Term as follows:

(a) Termination With Cause. Notwithstanding anything to the contrary herein, the Company may immediately terminate the Executive’s employment with Cause (as defined below) by giving a written notice to the Executive. In the event of termination with Cause under this Section 6(a), the Executive will be entitled to payment of his then current Base Salary through the date of the Executive’s termination of employment with the Company (the “Date of Termination”), and any accrued but unpaid vested benefits or paid time off (collectively, the “Accrued Obligations”). For purposes of this Agreement, “Cause” shall mean, a termination of the Executive’s employment by the Company as a result of the Executive’s: (1) intentional act of fraud, embezzlement, theft or any other material violation of law that occurs during or in the course of such employee’s employment or engagement, as applicable, with the Company; (2) intentional or grossly negligent damage to the Company’s interests or assets; (3) intentional or grossly negligent breach of the Company’s policies, including, without limitation, disclosure of the Company’s confidential information contrary to Company policies or engagement in any competitive activity which would constitute a breach of such employee’s duty of loyalty or any other duties such employee holds to the Company; (4) the willful and continued failure to substantially perform such employee’s duties for the Company (other than as a result of incapacity due to physical or mental illness); or (5) other willful or grossly negligent conduct by such employee that is demonstrably and materially injurious to the Company, monetarily or otherwise. The determination of whether Cause (as defined above) has occurred shall be made by the Board in its sole discretion.

(b) Termination Without Cause. The Executive’s employment under this Agreement may be immediately terminated by the Company without Cause or advance notice. In the event that the Executive’s employment is terminated by the Company without Cause, the Executive will be entitled to, as severance pay, payment of his then current Base Salary for the remainder of the term of this Agreement, to be paid in a lump sum on the 60th day following the Date of Termination (the “Severance Effective Date”). The Executive’s receipt of the severance pay described in this Section will be conditioned on the Executive having executed and not rescinded on or before the Severance Effective Date, and his compliance with, a reasonable and customary separation agreement and general release agreement provided by the Company that includes a full and final release of claims in favor of the Company owned or potentially owned by him, and his continued compliance with Sections 7 and 8 of this Agreement. For the avoidance of doubt, if the Company terminates the Executive’s employment in accordance with Section 5(g) for failure to obtain a visa, the Executive shall not be entitled to any severance from the Company under this Section 6(b) or otherwise.

(c) Termination by the Executive Caused by Death or Disability. Notwithstanding anything to the contrary herein, the Executive’s employment shall automatically terminate upon his death or as a result of a termination by the Company due to Disability as defined below. For purposes of this Agreement, the Executive shall be considered to have a “Disability” if, subject to compliance with applicable law, the Executive is unable to perform for a period of 90 consecutive days the essential functions of his position by reason of physical or mental impairment, with or without reasonable accommodation. Disability shall be established by a majority of three physicians, one selected by Executive (or his spouse, child, parent or legal representative in the event of his inability to select a physician), one by the Board, and the third by the two physicians selected by the Executive and the Board. In the event that the Executive’s employment is terminated due to death or by the Company due to Disability, the Executive’s immediate family members will be entitled to payment of his then current Base Salary for three months, to be paid in a lump sum on the 60th day following the last day of the Executive’s employment with the Company.

(d) No Other Payments or Benefits. Except as expressly provided in this Section 6, upon and following the Executive’s Date of Termination, the Executive shall have no other rights to any payments or benefits in connection with the Executive’s employment with the Company or the termination thereof, other than those expressly required under applicable law.

(e) Section 280G. Notwithstanding anything to the contrary in this Agreement or any other agreement with the Executive, Executive expressly agrees that if the payments and benefits provided for in this Agreement or any other payments and benefits that Executive has the right to receive from the Company and its affiliates (collectively, the “Payments”), would constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Internal Revenue Code of 1986, as amended (the “Code”)), then the Payments shall be either (i) reduced (but not below zero) so that the present value of the Payments will be one dollar ($1.00) less than three times Executive’s “base amount” (as defined in Section 280G(b)(3) of the Code) and so that no portion of the Payments received by Executive shall be subject to the excise tax imposed by Section 4999 of the Code or (ii) paid in full, whichever produces the better net after-tax position to Executive. The reduction of Payments, if any, shall be made by reducing first any Payments that are exempt from Section 409A of the Code and then reducing any Payments subject to Section 409A of the Code in the reverse order in which such Payments would be paid or provided (beginning with such payment or benefit that would be made last in time and continuing, to the extent necessary, through to such payment or benefit that would be made first in time). The professional firm engaged by the Company for general tax purposes as of the day prior to the date of the event that might reasonably be anticipated to result in Payments that would otherwise be subject to the excise tax will perform the foregoing calculations. If the tax firm so engaged by the Company is serving as accountant or auditor for the acquiring company, the Company will appoint a nationally recognized tax firm to make the determinations required by this Section 6(e). The Company will bear all expenses with respect to the determinations by such firm required to be made by this Section 6(e). The Company and Executive shall furnish such tax firm such information and documents as the tax firm may reasonably request in order to make its required determination. The tax firm will provide its calculations, together with detailed supporting documentation, to the Company and Executive as soon as practicable following its engagement. If a reduced Payment is made or provided and, through error or otherwise, that Payment, when aggregated with other payments and benefits from the Company (or its affiliates) used in determining if a “parachute payment” exists, exceeds one dollar ($1.00) less than three times Executive’s base amount, then Executive shall immediately repay such excess to the Company.

(f) Resignation as Officer. Except as otherwise agreed to between the Company and the Executive, effective as of the Date of Termination, the Executive shall be deemed to have resigned from all offices and directorships, if any, then held with the Company or any of its subsidiaries or affiliates. At the Company’s request, the Executive shall execute and deliver such documentation as the Company may prescribe in order to effectuate such resignation(s).

(g) Return of Property. Upon or promptly following the Date of Termination, the Executive hereby agrees to return to the Company all Company files, Confidential Information (in any form contained, including any copies thereof), access keys, desk keys, identity badges, computers, electronic devices, cell phones, credit cards, and such other property of the Company or its subsidiaries or affiliates as may be in the Executive’s possession.

7. Restrictive Covenants.

(a) Confidential Information. Other than in the performance of his duties hereunder, the Executive covenants and agrees he shall keep secret and retain in strictest confidence, and shall not furnish, make available or disclose to any third party or use for his own benefit or the benefit of any third party, any Confidential Information. As used herein, “Confidential Information” shall mean any information relating to the business or affairs of the Company and its subsidiaries and affiliates, including, but not limited to, their respective products, servicing methods, development plans, costs, finances, marketing plans, equipment configurations, data, data bases, access or security codes or procedures, business opportunities, acquisition candidates, names of and contact information for customers and vendors, research and development, inventions, algorithms, know-how and ideas, purchasing information and other proprietary information used by the Company or any of its subsidiaries or affiliates in connection with their respective businesses: provided, that Confidential Information shall not include any information which is in the public domain or becomes generally known in the industry, in each case, other than as a result of the Executive’s violation of this Section 7(a), or the disclosure of which by the Executive is required by law: provided, however, that the Executive will provide the Company with prompt notice of any requirement or proceeding which would compel the Executive to disclose the Confidential Information (including, without limitation, a judicial or administrative proceeding or by interrogatories, civil investigative demand, subpoena or other legal process) so that the Company may seek an appropriate protective order or other appropriate remedy, and the Executive will cooperate (at the Company’s sole expense) with the Company’s efforts in connection therewith. The Executive acknowledges that the Confidential Information is vital, sensitive, confidential and proprietary to the Company and its subsidiaries and affiliates. The Executive shall deliver to the Company as of the Date of Termination, and at any other time the Company may request, all memoranda, notes, plans, records, reports, computer disks or other electronic media and all files and data stored thereon, printouts and software and other documents and data (and copies thereof) embodying or relating to the Confidential Information or the business of the Company, its subsidiaries or affiliates which he may then possess or have under his control. Notwithstanding the foregoing, nothing in this Agreement or otherwise will prohibit or restrict Executive from responding to any inquiry, or otherwise communicating with, any federal, state or local administrative or regulatory agency or authority or participating in an investigation conducted by any governmental agency or authority. Executive cannot be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made (1) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and (2) solely for the purpose of reporting or investigating a suspected violation of law; or that is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. As a result, the Company and Executive shall have the right to disclose trade secrets in confidence to federal, state, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of law. Each of the Company and Executive also have the right to disclose trade secrets in a document filed in a lawsuit or other proceeding, but only if the filing is made under seal and protected from public disclosure. Nothing in this Agreement is intended to conflict with that right or to create liability for disclosures of trade secrets that are expressly allowed by the foregoing.

(b) Non-Solicitation; Non-Interference. During the period beginning on the date hereof and ending on the first anniversary of the Date of Termination (the “Non-Solicitation Period”), the Executive shall not directly or indirectly through another individual or entity, other than in the performance of his duties hereunder, (i) induce or attempt to induce any employee or independent contractor of the Company or any subsidiary or affiliate thereof to leave the employ or service of the Company or such subsidiary or affiliate, or in any way interfere with the relationship between the Company or any subsidiary or affiliate and any employee or independent contractor thereof, or (ii) use Confidential Information to induce or attempt to induce any customer, supplier, licensee, licensor, franchisee or other business relation of the Company or any of its subsidiaries or affiliates to cease doing business with the Company or such subsidiary or affiliate, or in any way intentionally interfere with the relationship between any such customer, supplier, licensee or business relation and the Company or any of its subsidiaries or affiliates (including, without limitation, making any negative public statements or communications about the Company or its subsidiaries or affiliates in violation of Section 7(c)).

(c) Non-Disparagement. Except (i) in the performance of his duties hereunder, or (ii) to the extent legally required due to a valid subpoena, during the Non-Solicitation Period, the Executive shall not, directly or indirectly, make, publish or communicate to any person, individual or entity, or in any public forum, any defamatory or disparaging remarks, comments or statements concerning, or otherwise say anything that is harmful to the reputation of the Company, its subsidiaries or its affiliates, or any of their respective businesses, owners, employees, or contractors; provided that, subject to compliance with any release executed by the Executive, nothing in this Section 7(c) shall prohibit the Executive from initiating any legal proceeding, defending himself in any proceeding (including with respect to any proceeding relating to this Agreement), providing testimony in any proceeding, and communicating with his attorneys and advisors to the extent necessary in connection with any such proceeding or discussing or disclosing unlawful business activity such as discrimination or harassment or any other conduct you reasonably believe to be unlawful.

(d) Blue-Pencil. If any court of competent jurisdiction shall at any time deem the term of any particular restrictive covenant contained in this Section 7 too lengthy or the subject matter too extensive, the other provisions of this Section 7 shall nevertheless stand, the term shall be deemed to be the longest period permissible by law under the circumstances and geographic area covered shall be deemed to comprise the largest territory permissible by law under the circumstances. The court in each case shall reduce the term or geographic area covered to permissible duration and size.

(e) Remedies. The Executive acknowledges and agrees that the covenants set forth in this Section 7 (collectively, the “Restrictive Covenants”) are reasonable and necessary for the protection of the Company’s and its subsidiaries’ and affiliates’ business interests, that irreparable injury will result to the Company and its subsidiaries and affiliates if the Executive breaches any of the terms of the Restrictive Covenants, and that in the event of the Executive’s actual or threatened breach of any of the Restrictive Covenants, the Company will have no adequate remedy at law. The Executive accordingly agrees that in the event of any actual or threatened breach by such the Executive of any of the Restrictive Covenants, the Company shall be entitled to immediate temporary injunctive and other equitable relief, without (i) the necessity of posting bond or other security, (ii) the necessity of showing actual damages and (iii) the necessity of showing that monetary damages are inadequate. Nothing contained herein shall be construed as prohibiting the Company from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of any damages. In the event of a breach or violation by the Executive of a provision of this Section 7, the term of the provision as it applies to the Executive shall be tolled until such breach or violation has been duly cured.

(f) Acknowledgements. The Executive acknowledges that the provisions of this Section 7 are in further consideration of good and valuable consideration as set forth in this Agreement, the receipt and sufficiency of which are hereby acknowledged. The Executive expressly agrees and acknowledges that the restrictions contained in this Section 7 do not preclude him from earning a livelihood, nor do they unreasonably impose limitations on his ability to earn a living. In addition, the Executive agrees and acknowledges that the potential harm to the Company and its subsidiaries and affiliates of non-enforcement of this Section 7 outweighs any harm to the Executive of enforcement of this Section 7 by injunction or otherwise. The Executive acknowledges that he has carefully read this Agreement and has given careful consideration to the restraints imposed upon him by this Agreement, and is in full accord as to their necessity. The Executive expressly acknowledges and agrees that each and every restraint imposed by this Agreement is reasonable with respect to the subject matter, time period and geographical area.

(g) Understandings. The Executive acknowledges and agrees that (i) the Company informed him as part of the offer of employment under the terms of this Agreement that the Restrictive Covenants would be required as part of the terms and conditions of such employment; (ii) he has carefully considered the restrictions contained in this Agreement and determined that they are reasonable, and has sought the advice of legal counsel if so inclined; (iii) the restrictions in this Agreement will not unduly restrict the Executive in securing other suitable employment in the event of termination from the Company; and (iv) he signed this Agreement as a condition to the commencement of his employment with the Company under this Agreement.

(h) Notification of Restrictive Covenants. Before accepting employment or consulting work with any person or entity during his employment with the Company or any period thereafter that the Executive is subject to the restrictions set forth in Sections 7(a), 7(b) and 7(c) above, the Executive will notify the prospective employer or principal in writing of his obligations under such provisions and will simultaneously provide a copy of such written notice to the Company. In addition , by signing below, the Executive authorizes the Company to notify third parties (including, but not limited to, the Company’s customers, suppliers and competitors) of the terms of Sections 7 and 8 of this Agreement and the Executive’s responsibilities hereunder.

(i) Survival and Scope. The parties agree that this Section 7 will survive termination of the Executive’s employment with the Company and termination of this Agreement for any reason. As used in this Section 7, the term “Company” will include the Company and all parents, subsidiaries and affiliates of the Company.

(j) Acknowledgement. The Executive acknowledges being informed of the following: Notwithstanding anything herein to the contrary, under the Defend Trade Secrets Act of 2016, an individual may not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (i) is made (A) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding if the individual files any document containing the trade secret under seal and does not disclose the trade secret except pursuant to court order. Nothing in this Agreement is intended, or should be construed, to affect the immunities created by the Defend Trade Secrets Act of 2016.

8. Assignment of Intellectual Property.

(a) The Executive hereby irrevocably assigns to the Company and its successors, assigns, and legal representatives:

(i) except as provided by any statutory notice provided herewith, the entire right, title and interest to all Intellectual Property, where “Intellectual Property” means all trade secrets, trade names, trademarks, service marks, trade dress, logos, discoveries, improvements, designs, processes, techniques, equipment, trademarks, ideas, inventions or similar right or asset conceived or made or reduced to practice in whole or in part by the Executive during the course of his employment by the Company or its predecessor (whether patentable or not and including, without limitation, those that might be copyrightable);

(ii) the entire right, title and interest to any United States or foreign patent that may issue or that has issued with respect to the Intellectual Property;

(iii) the entire right, title and interest to any renewals, reissues, extensions, substitutions, continuations, continuations-in-part, or divisions that may be filed with respect to the Intellectual Property, applications and patents;

(iv) the right to apply for patent in foreign countries in its own name and to claim any priority rights to which such foreign applications are entitled under international conventions, treaties or otherwise; and

(v) the right to sue for past, present, and future infringement of such Intellectual Property and patents.

(b) The Executive hereby acknowledges and agrees that, to the extent any work performed by the Executive for the Company gives rise to the creation of any copyrightable material (“Work”), all such Work, including all text, software, source code, scripts, designs, diagrams, documentation, writings, visual works, or other materials will be deemed to be a work made for hire for the Company. To the extent that title to any Work may not, by operation of law, vest in the Company or such Work may not be considered work made for hire for the Company, all rights, title and interest therein were assigned and are hereby irrevocably assigned to the Company, including but not limited to the right to sue for past, present, and future infringement of any Work. All such Work will belong exclusively to the Company, with the Company having the right to obtain and to hold in its own name, copyrights, registrations or such other protection as may be appropriate to the subject matter; and any extensions and renewals thereof. To the extent that title to any Work may not be assigned to the Company, the Executive hereby grants the Company a worldwide, nonexclusive, perpetual, irrevocable, fully paid-up, royalty-free, unlimited, transferable, sublicensable license, without right of accounting, in such Work.

(c) The Executive will execute and deliver without further consideration such documents and perform such other lawful acts as the Company or its successors and assigns may deem necessary to fully secure the Company’s rights, title or interest in all Works and Intellectual Property as set forth in this Agreement.

(d) This Agreement does not apply to any Intellectual Property that the Executive developed entirely on his own time without using the Company or Faraday Future’s equipment, supplies, facilities, or trade secret information except for those inventions that either:(1) Relate at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development of the employer; or (2) Result from any work performed by the employee for the employer.

(e) Survival and Scope. The parties agree that this Section 8 will survive termination of the Executive’s employment with the Company and termination of this Agreement for any reason. As used in this Section 8, the term “Company” will include the Company and all parents, subsidiaries and affiliates of the Company.

9. Enforceability. It is intended that the obligations of the Executive to perform pursuant to the terms of this Agreement are unconditional and do not depend on the performance or nonperformance of any agreements, duties or obligations between the Company and the Executive not specifically contained in this Agreement. The Company’s action in not enforcing a breach of any part of this Agreement will not prevent the Company from enforcing it as to the same or any other breach of this Agreement.

10. Assignment. This Agreement may not be assigned by the Company without prior consent of the Executive, except that the Company shall have the right to assign this Agreement to any affiliate of the Company without the consent of the Executive, provided that such affiliate is controlling, controlled by or under common control with the Company, or to any successor of the Company, including, without limitation, by asset assignment, stock sale, merger, consolidation or other reorganization. This Agreement will inure to the benefit of, and may be enforced by, any and all successors and permitted assigns of the Company. The Executive’s rights and obligations under this Agreement are personal to the Executive; he may not assign or otherwise transfer his rights or obligations under this Agreement, and any purported assignment or transfer will be void and ineffective.

11. Modification. This Agreement may not be orally cancelled, changed, modified or amended; and no cancellation, change, modification or amendment will be effective or binding, unless in writing and signed by the parties to this Agreement.

12. 409A Compliance. It is intended that any amounts payable under this Agreement will be exempt from or comply with the applicable requirements, if any, of Section 409A of the Code, and the notices, regulations and other guidance of general applicability issued thereunder (collectively, “Code Section 409A”), and the parties will interpret this Agreement in a manner that will preclude the imposition of additional taxes and interest imposed under Code Section 409A. The parties agree that this Agreement may be amended by the Company (as determined by the Company) to the extent necessary to comply with or avoid Code Section 409A; provided further that any such amendment shall be structured to place the Executive in substantially the same economic position as if such amendment had not been made and there were no adverse consequences under Code Section 409A. Further and if applicable, if any of the payments described in this Agreement are payable on account of termination of the Executive’s employment and are subject to the requirements of Code Section 409A and the Company determines that the Executive is a “specified employee” as defined in Code Section 409A as of the date of the Executive’s termination of employment, any portion of such payments otherwise owing within six months of termination of the Executive’s employment will not be paid until the earlier of the first day of the seventh month following the date of the Participant’s termination of employment or the date of the Executive’s death, but only to the extent such delay is required for compliance with Code Section 409A. In all cases, for purposes of compliance with Code Section 409A, “termination of employment” will have the same meaning as “separation from service” as defined in Code Section 409A. For purposes of Code Section 409A, each payment that may be due hereunder (whether due in installments or otherwise), shall be deemed a separate payment. All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Code Section 409A to the extent that such reimbursements or in-kind benefits are subject to Code Section 409A, including, where applicable, the requirements that (i) any reimbursement is for expenses incurred during the Executive’s lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement (and the in-kind benefits to be provided) during a calendar year may not affect the expenses eligible for reimbursement (and the in-kind benefits to be provided) in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred and (iv) the right to reimbursement (or in-kind benefits) is not subject to set off or liquidation or exchange for any other benefit.

13. Severability and Survival. If a court finds any term of this Agreement to be invalid, unenforceable, or void, the parties agree that the court will modify such term to make it enforceable to the maximum extent possible. If the term cannot be modified, the parties agree that the term will be severed and all other terms of this Agreement will remain in effect. The parties’ respective rights and obligations hereunder will survive the termination of the Executive’s employment to the extent necessary to the intended preservation of such rights and obligations.

14. Applicable Law; Venue. The Company’s principal offices are located in Los Angeles, California. Therefore, all questions concerning the construction, interpretation and validity of this Agreement, and all matters relating hereto, will be governed by and construed and enforced under the laws of the State of California, without giving effect to any choice-of-law provision or rule that would cause the application of the laws of any jurisdiction other than California. To the extent a dispute arising hereunder is to be resolved outside of arbitration, the proper venue shall be in the state and federal courts in Los Angeles, California.

15. Representations by the Executive. The Executive represents that he is not subject to any agreement, instrument, order, judgment or decree, or any other agreement, that would prevent or limit him from entering into this Agreement or that would be breached upon performance of his duties under this Agreement, including but not limited to any duties owed to any former employers not to compete. The Executive will defend and indemnify the Company if this representation is not true. If the Executive possesses any information that he knows or should know is considered by any third party, such as a former employer of the Executive’s, to be confidential, trade secret, or otherwise proprietary that the Executive is not permitted to disclose to the Company, the Executive will not disclose such information to the Company or use such information to benefit the Company in any way.

16. Executive Cooperation. During, and for a period of twenty-four (24) months after the termination of, Executive’s employment with the Company or any of its subsidiaries or affiliates, the Executive agrees to provide thorough and accurate information and testimony to or on behalf of the Company or any of its subsidiaries or affiliates regarding any pending or future investigation, court case or action by or against the Company or any of its subsidiaries or affiliates that is initiated or pursued by any person or entity or by any government agency as reasonably requested by the Company (other than any such court case or action by, on behalf of, against or directly involving the Executive); provided, the Executive agrees not to disclose to or discuss with anyone who is not, on behalf of the Company or any of its subsidiaries or affiliates, directing or assisting in such investigation, court case or action, other than his attorney, if any, the fact of or the subject matter of any such investigation, court case or action, except as required by law or as otherwise permitted under this Agreement. The Executive will accommodate the Company or any of its subsidiaries or affiliates to promptly provide such information at Company or its subsidiaries’ or Affiliates’ sole expense (including covering or otherwise reimbursing the Executive’s reasonable out of pocket expenses). The Executive will be reasonably compensated for any cooperation provided under this Section 16; provided, that the Executive acknowledges that (a) to the extent the Executive is receiving severance pay pursuant to Section 6(b) of this Agreement and such cooperation is provided during the twelve-month period following the Executive’s termination of employment, such severance pay shall be considered reasonable compensation for such cooperation, and (b) in all situations other than those described in the foregoing clause (a), reasonable compensation for such cooperation shall be based on the hourly equivalent of the Executive’s Base Salary in effect at the time of the termination of his employment with the Company and its affiliates.

17. Notices. All notices, consents, requests, demands and other communications required or permitted hereunder: (a) will be in writing; (b) will be sent by messenger, certified or registered U.S. mail, a reliable express delivery service or e-mail (with a copy sent by one of the foregoing means), charges prepaid as applicable, to the appropriate address(es) set forth below; and (c) will be deemed to have been given on the date of receipt by the addressee (or, if the date of receipt is not a business day, on the first business day after the date of receipt), as evidenced by (i) a receipt executed by the addressee (or a responsible person in his office), the records of the Person delivering such communication or a notice to the effect that such addressee refused to claim or accept such communication, if sent by messenger, U.S. mail or express delivery service, or (ii) a receipt generated by the sender’s computer showing that such communication was sent to the appropriate e-mail address on a specified date, if sent by e-mail. All such communications will be sent to the following addresses, or to such other addresses or as any party may inform the others by giving five business days’ prior notice:

If to the Company:
Faraday Future Intelligent Electric Inc.
Faraday&Future Inc.
18455 S. Figueroa Street
Los Angeles, CA 90248
Attn: General Counsel

If to the Executive:

At the address set forth in the records of the Company.

18. Entire Agreement. This Agreement represents the entire agreement between the Company and the Executive with respect to the employment of the Executive by the Company, and all prior discussions, negotiations, agreements, plans and arrangements relating to the employment of the Executive by the Company and all parents, subsidiaries and affiliates of the Company, including the Company, are nullified and superseded hereby.

19. Headings. The headings contained in this Agreement are for reference purposes only and will not affect the meaning or interpretation of this Agreement.

20. Withholdings. The Company will withhold from any amounts payable under this Agreement such federal, state or local taxes as may be required under any applicable law or regulation.

21. Counterparts. This Agreement may be executed by facsimile or PDF transmission and in counterparts, each of which will be deemed an original and all of which will constitute one instrument.

22. No Strict Construction. The language used in this Agreement will be deemed to be chosen by the Company and the Executive to express their mutual intent. No rule of law or contract interpretation that provides that in the case of ambiguity or uncertainty a provision should be construed against the draftsman will be applied against any party hereto.

23. Damages for Breach of Contract. Either party that breaches this Agreement is liable for the other party’s damages.

24. Company Policies.  Executive shall be subject to additional Company policies as they may exist from time-to-time, including policies with regard to stock ownership by senior executives and policies regarding trading of securities.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

COMPANY

Faraday Future Intelligent Electric Inc.

By:	/s/ Adam He
Name:	Adam He
Its:	Interim Chairman of the Board

FARADAY FUTURE

Faraday&Future Inc.

By:	/s/ Adam He
Name:	Adam He
Its:	Interim Chairman of the Board

EXECUTIVE

/s/ Xuefeng Chen
Xuefeng Chen